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EXHIBIT 21.1

List of Material Subsidiaries of Guitar Center, Inc. as of December 31, 2011

Name:	Jurisdiction:
Guitar Center Stores, Inc.	Delaware
Musician's Friend, Inc.	Delaware
Music123, Inc.	Delaware
GTRC Services, Inc.	Delaware
Woodwind & Brasswind, Inc.	Delaware

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  EXHIBIT 21.1
List of Material Subsidiaries of Guitar Center, Inc. as of December 31, 2011